Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 6B DATED JUNE 10, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 2 dated April 23, 2013, supplement no. 3 dated May 8, 2013, supplement no. 4 dated May 14, 2013, supplement no. 5 dated May 14, 2013 and supplement no. 6 dated May 28, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 305-unit apartment complex located in Greenville, South Carolina.
Acquisition of Millennium Apartment Homes
On June 7, 2013, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Millennium LLC (the “Owner”), purchased a 305-unit apartment complex (“Millennium Apartment Homes”) from Millennium Property LL, LLC. The seller is not affiliated with us or our advisor. Millennium Apartment Homes is located in Greenville, South Carolina on approximately 32.9 acres of land.
The purchase price of Millennium Apartment Homes was $33.6 million plus closing costs. We funded the acquisition of Millennium Apartment Homes with proceeds from the Millennium Mortgage Loan (defined below) in the amount of $21.8 million and proceeds from our public offerings.
Millennium Apartment Homes was constructed in 2009 and is currently 93% occupied. Millennium Apartment Homes is comprised of 305 apartment units encompassing 303,131 rentable square feet.
On June 7, 2013, the Owner entered into a property management agreement (the “Property Management Agreement”) with GREP Southeast, LLC (“GREP Southeast”), which is not affiliated with us or our sponsors, pursuant to which GREP Southeast will provide property management services with respect to Millennium Apartment Homes. Concurrently with the execution of the Property Management Agreement, the Owner also entered into a Property Management - Account Services Agreement (the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Millennium Apartment Homes. Under the Services Agreement, the Owner will pay LPR a monthly fee in an amount equal to 1% of Millennium Apartment Homes’ Gross Monthly Collections (as defined in the Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Services Agreement. The Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Owner may terminate the Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Owner may also terminate the Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Services Agreement at any time without cause upon 90 days’ prior written notice to the Owner.
Financing of Millennium Apartment Homes
On June 7, 2013, in connection with the acquisition of Millennium Apartment Homes, the Owner entered into a five-year multifamily loan and security agreement with Prudential Multifamily Mortgage, LLC for borrowings of $21.8 million secured by Millennium Apartment Homes (the “Millennium Mortgage Loan”).  The Millennium Mortgage Loan matures on July 1, 2018 and bears interest at a fixed rate of 2.74%. Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Millennium Apartment Homes.
KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Millennium Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Millennium Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under the Millennium Mortgage Loan.

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